

02005589

SECUR[illegible] [illegible]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Aura Financial Services Inc

FEB 13 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Aura Financial Services, Inc., 600 Beacon Parkway Suite 950
(No. and Street)

Birmingham, AL 35209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loyd King (205) 822-2872
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crews and Company, CPA
(Name — *if individual, state last, first, middle name*)

301 N. Montgomery Ave., Sheffield, AL 35660
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy M. Gautney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aura Financial Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2001

CONTENTS

Crews and Company

Certified Public Accountant, P.C.

Robert Jay Crews, CPA

Member, American Institute of CPA's
Member, Alabama Society of CPA's

301 North Montgomery Avenue
Sheffield, Alabama 35660
Telephone (256) 381-0112
Fax (256) 381-0143

To the Board of Directors
Aura Financial Services
600 Beacon Parkway West
Suite 950
Birmingham, AL 35209

We have audited the accompanying statement of financial condition of Aura Financial Services, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly in all material respects the financial position of Aura Financial Services, Inc., at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crews and Company

Crews and Company
Certified Public Accountants, P.C.
January 31, 2002

STATEMENT OF FINANCIAL POSITION

Aura Financial Services, Inc.
Birmingham, Alabama

December 31, 2001

ASSETS

CURRENT ASSETS

Cash In Bank	$ 23,098.63	
Investments	35,000.00	
Investments – NASD	3,300.00	
Commissions Receivable	40,227.14	
Prepaid Insurance	1,562.50	$ 103,188.27

OTHER ASSETS

Security Deposit		25,000.00
TOTAL		$ 128,188.27

See Auditors' Report and Accompanying Notes

STATEMENT OF FINANCIAL POSITION

Aura Financial Services, Inc.
Birmingham, Alabama

December 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	10,488.76		
Accrued Commission		23,019.46	$	33,508.22

STOCKHOLDER'S EQUITY

Common Stock	$	569.60		
Additional Paid in Surplus		204,021.72		
Retained Earnings		(109,911.27)		94,680.05
TOTAL			$	128,188.27

See Auditors' Report and Accompanying Notes

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Aura Financial Services, Inc.

For the Year Ended December 31, 2001

	Capital Stock	Paid In Capital	Retained Earnings	Total
Balances – January 1, 2000	$ 566.60	$202,524.72	$(110,251.35)	$ 92,839.97
Contributions		1,497.00		1,497.00
Capital Stock Issued During the Year	3.00			3.00
Net Income For the Year Ended			340.08	340.08
Balances – December 31, 2000	$ 569.60	$204,021.72	$(109,911.27)	$ 94,680.05

See Auditors' Report and the Accompanying Notes

STATEMENT OF INCOME

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2001

INCOME		
Sales - Securities	$ 322,427.16	
Sales - Mutual Funds	235,887.27	
Sales - Variable Annuities	184,524.61	
Sales - Insurance	30,689.69	
Sales - Oil and Gas	10,990.00	
Sales - Bonds	242.00	
Sales - Options	17,445.00	$ 802,205.73
COST OF SALES		
Commissions	$ 450,041.66	
Clearing Charges	55,456.78	505,498.44
GROSS PROFIT		$ 296,707.29
OPERATING EXPENSES		
Advertising	170.00	
Data Services	6,476.76	
Insurance	1,226.62	
Telephone	646.92	
Office Supplies	5,533.15	
Miscellaneous Expense	163.21	
Professional Fees	285,470.70	
Licenses	8,420.25	
Bank Charges	173.21	$ 308,280.82
NET LOSS FROM OPERATIONS		$(11,573.53)

See Auditors' Report and the Accompanying Notes

STATEMENT OF INCOME (Continued)

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2001

OTHER INCOME AND (EXPENSES)

Interest Income	$ 3,290.46	
Postage Reimbursement	8,623.15	11,913.61
NET INCOME		$ 340.08

STATEMENT OF CASH FLOWS

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 340.08	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in:		
Commission Receivable	(18,057.14)	
Prepaid Insurance	(798.38)	
Security Deposits	1,452.16	
Increase (Decrease) in:		
Accounts Payable	7,163.76	
Accrued Commission	9,828.46	
Net Cash Flows Used In Operating Activities		$(71.06)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Stock Issued	$ 3.00	
Contributions	1,497.00	
Net Cash Flows Provided by Financing Activities		1,500.00
Net Increase in Cash and Cash Equivalents		$ 1,428.94
Cash and Cash Equivalents at January 1, 2001		21,669.69
Cash and Cash Equivalents at December 31, 2001		$ 23,098.63

See Auditors' Report and the Accompanying Notes

NOTE 1: Organization and Nature of Business

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is an Alabama Corporation.

NOTE 2: Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a monthly basis as the securities transactions occur.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn of cash dividends paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2001 the Company had net capital of $88,556.55 which was $38,556.55 in excess of its required net capital of $50,000.00. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aura Financial Services, Inc.
Birmingham, Alabama

For the Year Ended December 31, 2001

Net Capital		$ 94,680.05
Total Stockholders' Equity		
Total Stockholders' Equity for Net Capital		94,680.05
Deductions and/or Charges		
Nonallowable assets:		
Prepaid Insurance	$ 1,562.50	
Investment NASD	3,300.00	4,862.50
Net Capital before haircuts on securities positions		$ 89,817.55
Haircuts on Securities		
Certificates of Deposit		1,261.00
NET CAPITAL		$ 88,556.55
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 33,508.22
Total aggregate indebtedness		$ 33,508.22
Computation of Basic Net Capital Requirement		
Net Capital Required		$ 50,000.00
Excess net capital at 100%		$ 38,556.55
Ration: Aggregate indebtedness to net capital		0.38 to 1.00

Aura Financial Services, Inc.

Statement of Differences in Net Capital Computation
December 31, 2001

There were no changes in the way at which net capital was arrived, the net capital reported on the FOCUS reports is the same with no exceptions.

Crews and Company
Certified Public Accountant, P.C.

Robert Jay Crews, CPA
Member, American Institute of CPA's
Member, Alabama Society of CPA's

301 North Montgomery Avenue
Sheffield, Alabama 35660
Telephone (256) 381-0112
Fax (256) 381-0143

To the Board of Directors
Aura Financial Services, Inc.
600 Beacon Parkway West
Suite 950
Birmingham, AL 35209

In planning and performing our audit of the financial statements and supplemental schedules of Aura Financial Services, Inc. (the Company) for the year ended December 31, 2001 we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Crews and Company

January 31, 2002
Crews and Company
Certified Public Accountants, P.C.